STUART PORTFOLIO CONSULTANTS L.P.

FINANCIAL STATEMENT PURSUANT TO RULE 17a-5 UNDER THE SECURITES
EXCHANGE ACT OF 1934

DECEMBER 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stuart Portfolio Consultants, LP

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12 East 49th Street, 11th Floor Suite 2
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stuart Oltchick	(212)360-7500	soltchick@stuartportfolio.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Fulvio & Associates, LLC
(Name – if individual, state last, first, and middle name)

5 West 37th Street, 4th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

	6529
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Stuart Oltchick_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Stuart Portfolio Consultants, LP_____, as of _December 31_____, 20_21_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:

__President_____



Notary Public

JAMES MINOTTI
Notary Public - State of Florida
Commission # HH 161429
My Comm. Expires Aug 4, 2025

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

STUART PORTFOLIO CONSULTANTS L.P.
FINANCIAL STATEMENT
DECEMBER 31, 2021

CONTENTS

PAGE

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners'
of Stuart Portfolio Consultants L.P.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stuart Portfolio Consultants L.P. (the "Partnership") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Fulvio & Associates LLP

We have served as the Partnership's auditor since 2020.

New York, New York

February 28, 2022

STUART PORTFOLIO CONSULTANTS L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$	79,135
Consulting fees receivable		359,325
Warrants owned		10,500
Other assets		6,514
TOTAL ASSETS	$	455,474

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:

Accounts payable	$	47,146
Commissions payable		33,243
TOTAL LIABILITIES		80,389
Partners' capital		375,085
TOTAL PARTNERS' CAPITAL		375,085
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	455,474

The accompanying notes are an integral part of this financial statement.

STUART PORTFOLIO CONSULTANTS L.P.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2021

NOTE 1.   ORGANIZATION AND NATURE OF BUSINESS ACTIVITY

Stuart Portfolio Consultants L.P. (the "Partnership") was formed on January 28, 1998 under the laws of the state of Delaware as a limited partnership. The Partnership is registered as a broker dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. The Partnership earns consulting fees by acting as a selling agent for private placement investments or direct participation interests in other investment vehicles. Accordingly, the Partnership does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with its selling activities. Fees from these activities are earned quarterly based on a percentage of the fees charged by the investment partnerships to the underlying investors. The General Partner of the Partnership is Stuart Portfolio Consultants LLC (the "General Partner").

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. The General Partner believes that the estimates utilized in preparing its financial statements are reasonable and prudent, however, actual results could differ from these estimates.

Cash and cash equivalents

The Partnership considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company adopted FASB ASC 606, Revenue from Contracts with Customers. The Company follows a single comprehensive model in accounting for revenue arising from contracts with customers. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

The Company provides investment banking services and acts as the placement agent in connection with the private placement of securities to be issued by an investment company to any person or entity ("Investors"). The Company also provides strategic advisory services relating to private placement of securities. Revenue for placement arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. For advisory services contracts relating to private placement of securities, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2021, there were no contract liabilities.

The Company acts as placement agent for various clients. Revenues are earned from success fees arising from the private placement of securities in which the Company acts as placement agent. Revenue is recognized on the trade date (the date on which there is a closing) for the portion of capital raised by the Company.

The Company believes that the trade date is the appropriate point in time to recognize revenue for the private placement of securities as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

No provision for federal or state income taxes has been made since the Partnership is not a taxable entity. The partners are individually liable for the taxes on their share of the Partnership's income or loss. The Partnership is, however, subject to the New York City Unincorporated Business Tax ("UBT").

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2020, 2019 and 2018. The Partnership determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

The Partnership has a deferred UBT income tax asset of approximately $62,000 at December 31, 2021 related to the net operating loss carry forwards. A valuation allowance has been established offsetting the $62,000, as the ultimate realization of these benefits is uncertain. The Partnership had net operating loss carry forwards of approximately $1,540,000 as of December 31, 2021 which begin to expire in 2032.

Concentrations of credit risk

The Partnership maintains its cash balances at financial institutions. Accounts at the institutions are insured by the Federal Deposit Insurance Corporation up to $250,000.

In the course of its business, the Partnership enters into engagements with various clients. In the event clients do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the credit worthiness of the client. It is the Partnership's policy to review, as necessary, the credit standing of each client with which it conducts business and, generally, requires no collateral from its clients. There were no accounts receivable amounts written-off in 2021.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allocation of profits and losses

The Partnership's net income or loss for any fiscal year is allocated to all the partners in accordance with their percentage interests as defined in the Partnership's limited partnership agreement.

Fair value of financial instruments

The fair value of the Partnership's assets and liabilities, which qualify as financial instruments under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 825 "Financial Instruments – Overall Disclosure", approximates the carrying amounts presented in the statement of financial condition.

Warrants Owned

Equity Warrants are recorded on a trade-date basis and are carried at fair value.   Realized gains and losses on these warrants are included in the accompanying statement of operations. The difference between the cost and the fair value of open warrants is reflected as unrealized appreciation or depreciation on warrants, and any change in that amount from the prior year is reflected as net change in unrealized appreciation or depreciation of warrants in the accompanying statement of operations. Interest income is recognized under the accrual basis. Dividend income is recognized on the ex-dividend date.

NOTE 3.   FAIR VALUE OF FINANCIAL INSTRUMENTS

As described in Note 2, the Partnership records its investments at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to

NOTE 3.   FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability.

The three levels of the fair value hierarchy are described below:

Level 1:   Unadjusted quoted prices for identical assets or liabilities in active markets that the Partnership has the ability to access at the measurement date. The types of investments in Level 1 in active markets include listed equities and listed derivatives.

Level 2:   Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:   Inputs that are unobservable for the asset or liability and that include situations where there is little, if any, market activity for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Partnership's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The Partnership assessed the Warrants owned at Level 3 for the year ended December 31, 2021.

NOTE 4.   NET CAPITAL REQUIREMENTS

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed, 10 to 1. At December 31, 2021, the Partnership had net capital of $31,989, which was $26,630 in excess of its required net capital of $5,359. The Partnership's net capital ratio was 2.51 to 1. The Partnership does not handle cash or securities on behalf of customers. Therefore, the Partnership is exempt from SEC Rule 15c 3-3.

NOTE 5.   COMMITMENTS AND CONTINGENT LIABILITIES

On July 1, 2021 the Partnership terminated its lease and entered into a new lease to commence on August 1, 2021 and end on July 31, 2022. The annual rent under the agreement is $23,508.

As of December 31, 2021, future minimum lease rental payments are $13,714 for the period ending July 31, 2022.

The Partnership had no equipment rental commitments, no underwriting commitments, and no contingent liabilities at December 31, 2021 or during the year then ended.

NOTE 6.   GUARANTEES

FASB ASC 460, Guarantees, requires the Partnership to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others

The Partnership has issued no guarantees effective at December 31, 2021 or during the year then ended.

NOTE 7.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 28, 2022, the date the financial statements were available to be issued. There have been no events requiring recognition or disclosure in the financial statements.